Exhibit 99.1

1 NASDAQ : DHRM May 2015 Dehaier Medical Systems Limited

This presentation contains forward - looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward - looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward - looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward - looking statements. In addition, the company disclaims any obligation to update any forward - looking statements to reflect events or circumstances after the date hereof. Forward Looking Statements

Who We Are… 1 ▪ Dehaier Medical is an emerging China - based provider of wearable sleep respiratory solutions to diagnose, treat and manage Obstructive Sleep Apnea Syndrome ( OSAS ) . ▪ Over hundreds of medical institutions across China have adopted our program since we launched it last October . ▪ Comprehensive OSAS Care Program covers : • Diagnosis • Treatment • Post - treatment Evaluation ▪ Completed IPO and NASDAQ listing in 2010 . ▪ Positioning the Company to be a leading provider of OSA solutions in the emerging Chinese market

Hundreds of Medical Institutions Adopt Our Solutions 2 ▪ Sleep medical centers, departments of respiration, ENT, neurology in tier - one hospitals and private medical examination centers have adopted our systems . ▪ 250 , 000 disposable data collectors sold . ▪ At minimum 10 cases tested per day per medical institution . Xinjiang Tibet Sichuan Qinghai Inner Mongolia Ningxia Yunnan Guizhou Hunan Hubei Chongqing Shanxi Heilongjiang Jilin Liaoning Shandong Shaanxi Henan Anhui Zhejiang Fujian Jiangxi Jiangsu Shanghai Beijing Hebei Tianjin Gansu Taiwan Guangdong Guangxi Hainan

What We Offer : A Comprehensive Approach ▪ Identify OSA patients in need of timely treatment ▪ Screen risks that may cause serious chronic diseases ▪ Prevent chronic disease progression and save treatment costs ▪ Substantially improve efficiency of OSA diagnosis in medical institutions • Provide OSA treatment - CPAP • CPAP Cloud Server • Highly Effective Sleep Diagnosis System for OSA • Cloud Analysis • PPG sensor • Wearable Sleep Holter • Offer Treatment Evaluation services for OSA Patient • OSA Management solutions • CPAP Pressure Service 1 Diagnosis of OSA 2 Treatment Of OSAS 3 Post - treatment Evaluation 3

Wearable Device & Services Create Recurring Revenues 4 ThemeGallery is a Design Digital Content & Contents mall developed by Guild Design Inc. Sleep Holter + Disposable PPG Sensor Hardware + Software + Cloud Platform Workstation Could - based Software Diagnosis Report （ Morpheus Ox ） Dehaier offers convenient, cost - effective, and comparably accurate sleep diagnostic systems with sleeping holters and workstations to medical institutions and charges clients for single - use PPG sensors . ▪ Hardware + Software + Cloud Platform ▪ Diagnose Wearable Device + Disposable Sensor + Cloud - based Platform Analysis ▪ The sleep diagnostic fee is covered by National Medical Insurance in China . ▪ Recurring Revenue Model

Sleep Apnea : Highly Prevalent in Key Diseases 5 S troke 63% Depression 4 5% Type 2 Diabetes 72% Obesity 77% Heart Failure 76% Drug - Resistant Hypertension 83% Coronary Artery Disease 57% A - fib 49% Prevalence ▪ OSA is a common sleep disorder characterized by abnormal pauses in breathing which occur when the soft tissue in the airway obstructs breathing ▪ Why does OSA matter – severe medical complications

OSAS Patient Markets in the U.S. and China OSAS Patients Diagnosed Patients Treated Patients patients in 1000’s Sizable Sleep Diagnosis Market Opportunity • 300 million population; 5,000 sleep labs （ minimum six beds ） • $2.7 billion spent on diagnosis & products in 2013 • Over 50 million Chinese of all ages have some type of sleep disorder • Almost 1.4 billion population, 95 % of population with OSA currently go undiagnosed • 10 sleep labs ( minimum six beds ), annual industry value <RMB 1B （ excluding homecare sleep respiratory products ） • 400 PSG, a major sleep diagnostic equipment used in public hospitals for 1,200 departments testing sleep conditions • Strong Sleep Diagnosis Demands both from outpatients and hospitalized patients 6 12,000 50,000 0 10000 20000 30000 40000 50000 60000 OSA patients USA China 4,800 500 0 1000 2000 3000 4000 5000 6000 Diagonised patients 3,000 100 0 500 1000 1500 2000 2500 3000 3500 Treated patients D ata S ource ： China Medical Association

7 ▪ $ 7 . 9 billion for the market of OSA diagnosis and treatment devices in 2011 and expected to reach $ 19 . 7 billion by 2017 ▪ At - risk population for OSA growing • 330 million for hypertension • 230 million for coronary diseases • 114 million for diabetes • 46 million for obese ▪ The Asia markets, particularly the Chinese market, are expected to grow at the fastest rate with increasing public awareness of sleep health 2011 - 2017 Chinese Wearable Medical Devices Market Chinese Mobile Healthcare Industry Segmentation D ata S ource ： iiMedia Research Chronic Disease Managemen t 65% Diagnosis 15% Treatment 10% other 10% Addressable Market Prospects Market value in $100M Growth Rate No.1 No.2 ( NYSE: RMD) Philips Respironics and ResMed take 70% - 80% market share of OSA treatment device in China

8 Technology Expertise : Cloud Computing SDB Analysis Platform Morpheus Ox System uses P hotoplethysmography T echnology to quantify a key index of OSA Multiple points of value • Much simplified OSAS diagnostic procedure • Significantly improved efficiency in data collection • Better accuracy of diagnosis results by the global leading PPG analysis and process technology awarded 18 patents, CE, FDA and CFDA certifications Clinically – proven efficiencies • Significant reduction of medical technician labor • Sleep Diagnosis reports generated in 10 minutes • Adopted for large - scale OSA tests Cloud – connected data access • Patients medical records management • OSA medical data analysis and application

9 Dehaier Differentiator PSG Diagnosis PSG Diagnosis Screening Device  Significant advantages over the traditional sleep diagnostic devices PSG & Screening on: efficiency , accuracy , cost, web technology, testing fields and big data application  Portable device and accurate data acquisition  Mobile workstation, efficient, smart and user - friendly Patients have to wear multiple electrodes and stay in hospital bed overnight to finish the test With complicated electrodes, patients may have difficulties in sleeping and doctors are required to have high operating skills Diagnosis based on airflow from nose and mouth is highly unreliable

Hospital MEC Community Clinics Individual Customer Core Market Growth - B2B2C 10 • To establish Example Hospitals • Nationwide Hospitals development • To implement Sleep diagnosis relevant dept. in hospitals • To develop OSAS diagnosis as a conventional physical examination program • To deliver the sleep diagnosis systems and implement the sleep diagnosis • CPAP sales • To implement homecare sleep diagnosis • CPAP sales Patients DHRM Hospital » Overcome the difficulty to cure the disease » Gain the benefit from post sale monitoring and service » Consumables and ventilator sales revenue » Post sale service revenue » Build comprehensive business platform » Improve the efficiency of diagnosis » Increase revenue for the hospital » Relevant medical records & data for further medical research ▪ Focus on 1 , 200 tier - one hospitals and 6 , 000 physical examination clinics across China ▪ OSA related departments (Cardiology, Endocrinology, ENT, etc . ) and pre - and - post operative patients will lead growth

11 Trading Data (@ 5/15/15) Recent Price (5/15/2015) $2.89 52 Week Low/High $2.49/$7.15 Shares Outstanding 5.81M Market Cap. (5/15/2015) $18M Avg. Daily Vol. (3 mo.) 39,000 Dehaier Key Stats Valuation Measures Market Cap. (5/8/2015) $16.9M Enterprise Value $13.9M Financial Performance (@ 12/31/14) Total Revenue (CY’14) $12.0M Net Income* (CY’14) $1.0M Cash & Cash Equivalents $1.7M Working Capital $27.4M Total Assets $46.9M Total Liabilities $4.2M 0.85 0.98 2.73 4.56 3.13 3.22 2.00 1.00 1.12 0.69 0.70 0.43 0.18 2007 2008 2009 2010 2011 2012 2013 2014 Net income($mm) EPS 6.60 9.41 12.37 19.60 21.64 21.37 16.86 11.99 2007 2008 2009 2010 2011 2012 2013 2014 Revenue($mm) * Net income attributable to Dehaier

13 Where We A re G oing : New Programs  Sleep Data Mining & Application • Construction of healthcare cloud platform • Sleep diagnosis data analysis and integration • Project Incubation Industry - Education - Research Initiatives  Sleep Research Center of Interdisciplinary Research • E nterprise & expert alliance • Products certification • Conferences & marketing activities • Establishment of diagnosis standards China Society of Interdisciplinary Research

Growth Strategy & Opportunity 14 . • Favorable Industry Trends and Significant Market Potential • Population aging with high prevalence of chronic diseases and increasing public awareness of OSA . • World - leading wearable OSA diagnostic technology • S ustainable profit model, full CFDA registrations acquired Growth Drivers Medical Resources Competitive Strength . • Leading software technology and medical resources integration strength • Focusing on OSA Solutions and expecting to generate 100 % of total revenue from sleep related business eventually • Engage in value - added business from OSA big data applications Business Model Transformation • Steady develop government medical device procurement program • C ontinue to scale down the medical device distribution business Sleep Respiratory Business

16 Contact Information Janice Wang, IR Director Tel: +86 010 5166 0080 Email: investors@dehaier.com.cn http://www.dehaier.com.cn